UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
Estimated average
SCHEDULE 13D	burden hours per response: 14.5

Under the Securities Exchange Act of 1934
(Amendment No. 23)*

Broadwind Energy, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

11161T108

(CUSIP Number)

Jeffrey L. Gendell

1 Sound Shore Drive

Greenwich, Connecticut 06830

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 11161T108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 58,315

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 58,315

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,315

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.4%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 11161T108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 96,795

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 96,795

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 96,795

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 11161T108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas Master Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 755,054

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 755,054

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 755,054

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 11161T108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Asset Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 755,054

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 755,054

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 755,054

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.1%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 11161T108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 244,921

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 244,921

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 244,921

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 11161T108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey L. Gendell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,155,085

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,155,085

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,155,085

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.8%

14.	Type of Reporting Person (See Instructions) IN

Item 1.                   Security and Issuer

This Amendment No. 23 to Schedule 13D is being filed by the Reporting Persons to further amend the Schedule 13D originally filed on March 5, 2007 (the “Original Schedule 13D”) and amended on August 29, 2007, October 26, 2007, November 13, 2007, November 30, 2007, January 25, 2008, April 29, 2008, June 6, 2008, July 25, 2008, September 22, 2008, November 4, 2008, November 10, 2008, January 9, 2009, October 23, 2009, January 22, 2010, February 3, 2010, March 10, 2010, May 17, 2010, September 23, 2011, January 6, 2012, April 6, 2012, April 5, 2013 and November 2, 2015 (the Original Schedule 13D, together with the amendments, the “Schedule 13D”), relating to the common stock, $0.001 par value per share (the “Common Stock”), of Broadwind Energy, Inc. (formerly known as Tower Tech Holdings Inc.) (the “Company”).  The Company’s principal executive offices are located at 3240 South Central Avenue, Cicero, Illinois 60804.

Item 2.                   Identity and Background

(a)  This statement is filed by:

(i)   Tontine Capital Management, L.L.C., a Delaware limited liability company (“TCM”), with respect to the shares of Common Stock directly owned by it;

(ii) Tontine Management, L.L.C., a Delaware limited liability company (“TM”), with respect to the shares of Common Stock directly owned by it;

(iii)  Tontine Capital Overseas Master Fund II, L.P. a Cayman Islands limited partnership (“TCP 2”) with respect to shares of Common Stock directly owned by it;

(iv)  Tontine Asset Associates, L.L.C., a Delaware limited liability company (“TAA”), with respect to the shares of Common Stock directly owned by TCP 2;

(v) Tontine Associates, L.L.C., a Delaware limited liability company (“TA”), with respect to the shares of Common Stock directly owned by it; and

(vi) Jeffrey L. Gendell (“Mr. Gendell”) with respect to the shares of Common Stock directly owned by each of TCP 2, TCM, TM and TA.

TCM, TM, TCP 2, TAA, TA and Mr. Gendell are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)  The address of the principal business and principal office of each of TCM, TM, TCP 2, TAA and TA is 1 Sound Shore Drive, Greenwich, Connecticut 06830.  The business address of Mr. Gendell is 1 Sound Shore Drive, Greenwich, Connecticut 06830.

(c)  The principal business of TCP 2 is serving as a private investment limited partnership.  The principal business of each of TCM and TM is serving as the general partner of certain investment funds affiliated with the Reporting Persons.  The principal business of TAA is serving as the general partner of TCP 2.  The principal business of TA is to serve as the fund manager of certain investment funds affiliated with the Reporting Persons.  Mr. Gendell serves as the managing member of TCM, TM, TAA and TA.

(d)  None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)           Each of TCM, TM, TAA and TA is a limited liability company organized under the laws of the State of Delaware.  TCP 2 is a limited partnership organized under the laws of the Cayman Islands.  Mr. Gendell is a United States citizen.

Item 3.                   Source and Amount of Funds or Other Consideration

TAA does not directly own any shares of Common Stock. Except as set forth in Item 4, all of the shares of Common Stock owned by the Reporting Persons were or will be purchased with working capital and on margin.  The Reporting Persons’

margin transactions are with UBS Securities LLC, on such firm’s usual terms and conditions.  All or part of the shares of Common Stock directly owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Persons.  Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect.  Such indebtedness may be refinanced with other banks or broker dealers.

Item 4.                   Purpose of Transaction

In the past 60 days, TCP 2 has sold a total of 293,005 shares of Common Stock in the transactions described in the table below.

Transaction Date	Number of Shares	Weighted Average Price per Share	Low	High
12/4/2015	5,000	$2.00	$2.00	$2.01
12/10/2015	400	$2.10	$2.10	$2.10
12/14/2015	4,592	$2.20	$2.20	$2.20
12/16/2015	10,200	$2.28	$2.25	$2.35
12/21/2015	1,850	$2.15	$2.15	$2.15
12/23/2015	51,180	$2.15	$2.15	$2.22
12/29/2015	100,000	$2.09	$2.06	$2.10
12/30/2015	58,200	$2.11	$2.10	$2.16
12/31/2015	61,583	$2.10	$2.07	$2.12

The Reporting Persons acquired the shares of Common Stock for investment purposes and in the ordinary course of business.  The Reporting Persons may dispose of additional securities of the Company at any time and from time to time in the open market, through dispositions in kind to parties holding an ownership interest in TCM, TM, TA and/or TCP 2, or otherwise.  In addition, the Reporting Persons may obtain securities of the Company through open market purchases, transfers from other Reporting Persons or otherwise.

Although the forgoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.  Accordingly, the Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem to be in their best interests.

Except as set forth in the Schedule 13D, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act, or (j) any action similar to any of those enumerated in items (a) through (i) above.

Item 5.                   Interest in Securities of the Issuer

The following disclosure of share ownership by the Reporting Persons is as of the date of this Amendment No. 23 to Schedule 13D.

A.  Tontine Capital Management, L.L.C.

(a)         Aggregate number of shares beneficially owned:  58,315.   Percentage:  0.4%.  The percentages used herein and in the rest of Item 5 are calculated based upon 14,738,425 shares of Common Stock issued and outstanding as of October 22, 2015, as reflected in the Quarterly Report on Form 10-Q filed by the Company on October 29, 2015.

(b)         1. Sole power to vote or direct vote:  58,315

2. Shared power to vote or direct vote:  -0-

3. Sole power to dispose or direct the disposition:  58,315

4. Shared power to dispose or direct the disposition:  -0-

(c)          TCM has not engaged in any transactions in Common Stock in the last 60 days.

(d)         Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

(e)          Not applicable.

B. Tontine Management, L.L.C.

(a)         Aggregate number of shares beneficially owned: 96,795.  Percentage: 0.7%.

(b)         1. Sole power to vote or direct vote:  96,795

2. Shared power to vote or direct vote:  -0-

3. Sole power to dispose or direct the disposition:  96,795

4. Shared power to dispose or direct the disposition:  -0-

(c)          TM has not engaged in any transactions in Common Stock in the last 60 days.

(d)         Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.

(e)          Not applicable.

C. Tontine Capital Overseas Master Fund II, L.P.

(a)         Aggregate number of shares beneficially owned: 755,054.  Percentage: 5.1%.

(b)         1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:   755,054

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 755,054

(c)          TCP 2 has sold a total of 293,005 shares of Common Stock in the past 60 days. Please see the table in Item 4 for a description of such transactions.

(d)         TAA, the general partner of TCP 2, has the power to direct the affairs of TCP 2, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TAA and in that capacity directs its operations.

(e)          Not applicable.

D.  Tontine Asset Associates, L.L.C.

(a)         Aggregate number of shares beneficially owned:  755,054.   Percentage:  5.1%.

(b)         1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:  755,054

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  755,054

(c)     TAA has not engaged in any transactions in Common Stock in the last 60 days.  TCP 2 has sold a total of 293,005 shares of Common Stock in the past 60 days. Please see the table in Item 4 for a description of such transactions.

(d)         Not applicable.

(e)          Not applicable.

E.  Tontine Associates, L.L.C.

(a)         Aggregate number of shares beneficially owned:  244,921.   Percentage:  1.7%.

(b)         1. Sole power to vote or direct vote:  244,921

2. Shared power to vote or direct vote:  -0-

3. Sole power to dispose or direct the disposition: 244,921

4. Shared power to dispose or direct the disposition:  -0-

(c)          TA has not engaged in any transactions in Common Stock in the last 60 days.

(d)         Mr. Gendell is the Managing Member of TA and in that capacity directs its operations.

(e)          Not applicable.

F.  Jeffrey L. Gendell

(a)         Aggregate number of shares beneficially owned: 1,155,085.  Percentage: 7.8%.

(b)         1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:  1,155,085

3. Sole power to dispose or direct the disposition:  -0-

4. Shared power to dispose or direct the disposition:  1,155,085

(c)     Mr. Gendell has not engaged in any transactions in Common Stock in the last 60 days.  TCP 2 has sold a total of 293,005 shares of Common Stock in the past 60 days. Please see the table in Item 4 for a description of such transactions.

(d)         Not applicable.

(e)          Not applicable.

Item 6.                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to a Registration Rights Agreement entered into on March 1, 2007 by and among the Company, Tontine Capital Partners, L.P., a Delaware limited partnership and an affiliate of the Reporting Persons (“TCP”), and Tontine Capital Overseas Master Fund, L.P., a Cayman Islands limited partnership and an affiliate of the Reporting Persons (“TMF”) (as subsequently amended by the original parties thereto and certain other affiliates of the Reporting Persons, the “Registration Rights Agreement”), on May 27, 2009 the Company filed a registration statement on Form S-1 registering, among other things, the resale of all of the shares of Common Stock held by the Reporting Persons (the “Resale Registration Statement”).  The Resale Registration Statement was declared effective on August 17, 2009.  On March 26, 2010, the Company filed a post-effective amendment to the Resale Registration Statement on Form S-3, which was declared effective on April 1, 2010.  Pursuant to the Registration Rights Agreement, the Company has agreed to maintain the effectiveness of the Resale Registration Statement until the Reporting Persons no longer hold any securities eligible for registration thereunder.  The Reporting Persons (and their qualifying transferees) also retain demand and “piggyback” registration rights under the Registration Rights Agreement.

Pursuant to an Amendment Agreement, dated as of April 1, 2013, between TCM, Tontine Capital Overseas GP, L.L.C., a Delaware limited liability company and an affiliate of the Reporting Persons, TM, Tontine Overseas Associates, L.L.C., a Delaware limited liability company and an affiliate of the Reporting Persons, TCP 2, Tontine Power Partners, L.P., a Delaware limited partnership and an affiliate of the Reporting Persons, TA, Tontine Partners, L.P., a Delaware limited partnership and an affiliate of the Reporting Persons, TCP, Tontine Overseas Fund, Ltd., a Cayman Islands exempted company and an affiliate of the Reporting Persons, Tontine 25 Overseas Master Fund, L.P., a Cayman Islands limited partnership and an affiliate of the Reporting Persons, and TMF (collectively, the “Tontine Parties”) and the Company (the “Amendment Agreement”), the Tontine Parties agreed to terminate the following rights previously granted to the Reporting Persons under certain Securities Purchase Agreements, dated March 1, 2007, August 22, 2007, January 3, 2008 and April 22, 2008 (each, a “SPA”): (1) the right to appoint nominees to the Company’s Board of Directors; (2) the right to appoint a representative to observe meetings held by the Board and Board committees of the Company and its subsidiaries; and (3) the right to participate on a pro-rata basis in future offerings, sales or exchanges of the Company’s Common Stock.  In addition, the Amendment Agreement eliminated the right of the Reporting Persons to make future acquisitions, with the Company’s pre-approval, of up to 35% of the Company’s Common Stock under the SPA dated March 1, 2007 and up to 40% of the Company’s Common Stock under the SPA dated August 22, 2007. Further, in the Amendment Agreement, the Company agreed to pay the Tontine Parties the amount of $495,000 in settlement of certain pending requests for reimbursement by the Company, pursuant to certain indemnification obligations, of fees and expenses incurred by the Tontine Parties in connection with certain shareholder litigation brought against the Company and the Tontine Parties, and as consideration in exchange for the amendments, waivers, releases and covenants set forth in the Amendment Agreement.

Except as described in the Schedule 13D, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.                   Material to Be Filed as Exhibits

1.              Amendment Agreement, dated as of April 1, 2013, by and among the Company, Tontine Capital Management, L.L.C., Tontine Capital Overseas GP, L.L.C., Tontine Management, L.L.C., Tontine Overseas Associates, L.L.C., Tontine Capital Overseas Master Fund II, L.P., Tontine Power Partners, L.P., Tontine Associates, L.L.C., Tontine Partners, L.P., Tontine Capital Partners, L.P., Tontine Overseas Fund, LTD., Tontine 25 Overseas Master Fund, L.P., and Tontine Capital Overseas Master Fund, L.P. (previously filed as Exhibit 1 to the Reporting Persons’ Schedule 13D filed on April 5, 2013)

2.              Securities Purchase Agreement, dated March 1, 2007, by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P. and the Company (Previously filed as Exhibit 1 to the Reporting Persons’ Schedule 13D filed on March 5, 2007).

3.              Securities Purchase Agreement, dated March 1, 2007, by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P., Christopher Allie, Raymond L. Brickner, III, Terence P. Fox and Daniel P. Wergin (Previously filed as Exhibit 2 to the Reporting Persons’ Schedule 13D filed on March 5, 2007).

4.              Registration Rights Agreement, dated March 1, 2007, by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P. and the Company (Previously filed as Exhibit 3 to the Reporting Persons’ Schedule 13D filed on March 5, 2007).

5.              Right of First Offer/Refusal Letter Agreement, dated March 1, 2007, from Tontine Capital Partners, L.P., and agreed and accepted to by each of Integritas, Inc., Christopher Allie, Raymond L. Brickner, III, Terence P. Fox, Daniel P. Wergin, Samuel W. Fairchild and certain of their trusts (Previously filed as Exhibit 4 to the Reporting Persons’ Schedule 13D filed on March 5, 2007).

6.              Form of Irrevocable Proxy of each of Christopher Allie, Raymond L. Brickner, III, Terence P. Fox and Daniel P. Wergin, each dated March 1, 2007 (Previously filed as Exhibit 5 to the Reporting Persons’ Schedule 13D filed on March 5, 2007).

7.              Proxy Agreement, dated August 22, 2007, by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P., J. Cameron Drecoll, Patrick Rosmonowski, Dennis Palmer and Noel Davis (Previously filed as Exhibit 5 to the Company’s Schedule 13D filed on August 29, 2007).

8.              Securities Purchase Agreement, dated August 22, 2007, by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P. and the Company (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on August 24, 2007).

9.              Securities Purchase Agreement, dated August 23, 2007, by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P., Alex C. Allie, Peter C. Allie, Christopher C. Allie, Stacey C. Culligan,

Wergin Family Dynasty Trust 2005, Daniel P. Wergin and Terence P. Fox (Previously filed as Exhibit 4 to the Reporting Persons’ Schedule 13D filed on August 29, 2007).

10.       Amendment to Registration Rights Agreement, dated October 19, 2007, by and among the Company, Tontine Capital Overseas Master Fund, L.P., Tontine Capital Partners, L.P., Tontine Overseas Fund, Ltd., Tontine Partners, L.P. and Tontine 25 Overseas Master Fund, L.P. (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on October 24, 2007).

11.       Securities Purchase Agreement, dated October 29, 2007, by and among Tontine Capital Overseas Master Fund, L.P., Tontine Capital Partners, L.P., Tontine Overseas Fund, Ltd., Raymond L. Brickner III, Terence P. Fox and Daniel P. Wergin (Previously filed as Exhibit 1 to the Reporting Persons’ Schedule 13D filed on November 13, 2007).

12.       Amended and Restated Securities Purchase Agreement, dated as of January 3, 2008, by and among Tontine Capital Partners, L.P., Tontine Partners, L.P., Tontine 25 Overseas Master Fund, L.P. and the Company (Previously filed as Exhibit 1 to the Reporting Persons’ Schedule 13D filed on January 25, 2008).

13.       Securities Purchase Agreement, dated as of April 22, 2008, by and among Tontine Capital Partners, L.P., Tontine Partners, L.P., Tontine Overseas Fund, Ltd., Tontine 25 Overseas Master Fund, L.P. and the Company (Previously filed as Exhibit 1 to the Reporting Persons’ Schedule 13D filed on April 29, 2008).

14.       Amendment No. 2 to Registration Rights Agreement, dated July 18, 2008, by and among the Company, Tontine Capital Overseas Master Fund, L.P., Tontine Capital Partners, L.P., Tontine Overseas Fund, Ltd., Tontine Partners, L.P. and Tontine 25 Overseas Master Fund, L.P. (Previously filed as Exhibit 1 to the Reporting Persons’ Schedule 13D filed on July 25, 2008).

15.       Amendment No. 3 to Registration Rights Agreement, dated September 12, 2008, by and among the Company, Tontine Capital Overseas Master Fund, L.P., Tontine Capital Partners, L.P., Tontine Overseas Fund, Ltd., Tontine Partners, L.P. and Tontine 25 Overseas Master Fund, L.P. (Previously filed as Exhibit 1 to the Reporting Persons’ Schedule 13D filed on September 22, 2008).

16.       Amendment No. 4 to Registration Rights Agreement, dated October 31, 2008, by and among the Company, Tontine Capital Overseas Master Fund, L.P., Tontine Capital Partners, L.P., Tontine Overseas Fund, Ltd., Tontine Partners, L.P. and Tontine 25 Overseas Master Fund, L.P. (Previously filed as Exhibit 1 to the Reporting Persons’ Schedule 13D filed on November 4, 2008).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 5, 2016
Date

/s/ Jeffrey L. Gendell
Signature

Jeffrey L. Gendell, individually, as managing member of Tontine Capital Management, L.L.C., as managing member of Tontine Management, L.L.C., as managing member of Tontine Asset Associates, L.L.C., the general partner of Tontine Capital Overseas Master Fund II, L.P., and as managing member of Tontine Associates, L.L.C.

Name/Title